Joseph A. Herz
Tel. (212) 801-6926
Fax (212) 801-6400
herzj@gtlaw.com
October 20, 2016
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. C. Coy Garrison, Special Counsel

Re:	NorthStar/RXR New York Metro Real Estate Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 Filed August 22, 2016 File No. 333-200617
Dear Mr. Garrison:
On behalf of NorthStar/RXR New York Metro Real Estate, a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Pre-Effective Amendment No. 1”).
Pre-Effective Amendment No. 1 includes revisions in response to the oral comments (the “Comments”) received from the Staff (the “Staff”) of the Commission by telephone call to the undersigned on August 30, 2016 in connection with the above-referenced filing. This letter provides responses to the Comments, which have been transcribed below, followed by the Company’s responses.
For the Staff’s convenience, the Company is providing the Staff with one clean copy of Pre-Effective Amendment No. 1 and four marked copies of Pre-Effective Amendment No. 1, which have been marked to indicate the location of changes from Post-Effective Amendment No. 4 to the Registration Statement filed on August 22, 2016, together with four copies of this response letter. All page numbers cited below correspond to the page numbers in marked copies of Pre-Effective Amendment No. 1.

1.
Please delete the references to an annualized distribution amount of $0.10 per share of the Company’s common stock, less distribution fees on the Class T Shares, on pages 19 and 189 of the prospectus since the Company has not paid distributions on the outstanding shares of common stock for at least two consecutive quarters.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
MetLife Building, 200 Park Avenue ■ New York, New York 10166 ■ Tel 212.801.9200 ■ Fax 212.801.6400

Securities and Exchange Commission
October 20, 2016

Response
In response to the Staff’s comment, the Company has deleted references to an annualized distribution amount on pages 19 and 191 of Pre-Effective Amendment No. 1.

2.
Please update the risk factor disclosure on the prospectus cover page and in the sections of the prospectus titled “Questions & Answers About Our Offering (“What are the major risks of investing in us”),” “Summary Risk Factors” and elsewhere to disclose that the Company has paid distributions from sources other than cash flows.

Response
In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages viii, 3, 20, 25, 26 and 192 of Pre-Effective Amendment No. 1 to disclose that the Company has paid distributions from sources other than cash flows.

3.	Please update the disclosure in the prospectus to disclose the number of shares sold and the amount of proceeds raised for each of the Company’s classes of shares.
Response
In response to the Staff’s comment, the Company has added a new subsection titled “Status of Our Initial Public Offering” to the section of the prospectus titled “Prospectus Summary” on page 6 of Pre-Effective Amendment No. 1, which discloses the number of shares sold and the amount of proceeds raised for the Class A Shares and Class T Shares.
***
If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Ronald J. Lieberman, Esq.
Daniel S.J. Drabkin, Esq.
Jenny B. Neslin, Esq.
Judith D. Fryer, Esq.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM